SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
____________________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

Western Refining, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

959319 10 4
(CUSIP Number)

Paul L. Foster 123 W. Mills Avenue, Suite 200 El Paso, Texas 79901 (915) 534-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages) (Page 1 of 8 Pages)

_______________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 959319 10 4	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Paul L. Foster I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,428,090
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,239,417
	10	SHARED DISPOSITIVE POWER 20,063,228
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,365,052(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.5%
14	TYPE OF REPORTING PERSON (see instructions) IN

_______________________
(1)
Of the shares indicated as beneficially owned by Mr. Foster, 785,314 shares are beneficially owned by WRC Refining Company (“WRCRC”), in which Mr. Foster holds a 97.3% interest, 19,277,914 are beneficially owned by Franklin Mountain Investments Limited Partnership (“FMILP”) in which Mr. Foster holds an 89.6% interest and 62,407 are restricted shares that will vest over three years from the date of grant and over which Mr. Foster has sole voting power.  Mr. Foster is the controlling stockholder and Chief Executive Officer of WRCRC and the sole stockholder and President of Franklin Mountain G.P., LLC, the General Partner of FMILP, and as such, may be deemed to have dispositive power over the shares owned by WRCRC and FMILP. Mr. Foster is a party to a voting agreement with WRCRC, FMILP, Jeff A. Stevens, Ralph A. Schmidt and Scott D. Weaver pursuant to which he has the power to vote certain of the shares of the Issuer held by such parties.  Mr. Foster hereby disclaims the beneficial ownership of the shares of the Issuer that are subject to the Voting Agreement and held by Messrs. Stevens, Schmidt and Weaver, as well as the shares corresponding to their interests in WRCRC.

This Amendment No. 3 (the “Amendment”) constitutes the third amendment to the Schedule 13D originally filed by Paul L. Foster (the “Reporting Person”), with the Securities and Exchange Commission on January 31, 2006, as amended by Amendment No. 1 to such Schedule 13D filed on August 3, 2007, and further amended by Amendment No. 2 to such Schedule 13D filed on August 27, 2007 (as so amended, the “Schedule 13D”), with respect to the common stock, $0.01 par value (the “Common Stock”), of Western Refining, Inc. (the “Issuer”).  Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect.  Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated by deleting the information contained therein and inserting the following:

“This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, $0.01 par value (“Common Stock”) of Western Refining, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 123 W. Mills Avenue, Suite 200, El Paso, Texas 79901.”

Item 2. Identity and Background

Item 2(b) of the Schedule 13D is hereby amended and restated by deleting the information contained therein and inserting the following:

“The business address of the Reporting Person is 123 W. Mills Avenue, Suite 200, El Paso, Texas 79901.”

Item 2(c) of the Schedule 13D is hereby amended and restated by deleting the information contained therein and inserting the following:

“The Reporting Person’s principal occupation is to serve as the Chief Executive Officer of the Issuer.”

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated by deleting the information contained therein and inserting the following:

“See Item 3 above.

On July 26, 2007, the general and limited partners of RHC Holdings, L.P., namely: (i) WRCRC, as general partner and (ii) Jeff A. Stevens, Franklin Mountain Investments Limited Partnership (“FMILP”), the Reporting Person, Ralph A. Schmidt and Scott D. Weaver as limited partners (collectively with WRCRC, the “Partners”) approved a pro rata distribution in kind to the Partners of all of the shares of Common Stock held by RHC Holdings, L.P. on August 2, 2007 (the “Distribution”). As a result of the Distribution, the Partners now directly hold the shares of Common Stock that they previously held indirectly through their respective ownership interests in RHC.

On August 2, 2007, the Partners entered into a Voting Agreement which provides for the voting of certain of their shares of Common Stock and grants an irrevocable proxy to vote such shares to the Reporting Person.  On March 20, 2009, the Partners entered into an Amended and Restated Voting Agreement (the Voting Agreement, as so amended and restated, the “Voting

Agreement”) which provides that upon the death or incapacity of the Reporting Person, the irrevocable proxy granted to the Reporting Person under the Voting Agreement will be automatically transferred to Jeff A. Stevens if Mr. Stevens is living and not incapacitated, and will otherwise automatically terminate.  The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement which is filed as Exhibit (b) hereto and is incorporated herein by reference.

On August 13, 2007, Jeff A. Stevens sold 300,000 shares of Common Stock beneficially owned by Mr. Stevens in unsolicited brokerage transactions. Between August 23, 2007 and August 24, 2007, Mr. Stevens sold an additional 150,000 shares of Common Stock beneficially owned by Mr. Stevens in unsolicited brokerage transactions.  Between August 27, 2007 and August 31, 2007, Mr. Stevens sold an additional 194,400 shares of Common Stock beneficially owned by Mr. Stevens in unsolicited brokerage transactions.

On August 13, 2007, Scott D. Weaver sold 200,000 shares of Common Stock beneficially owned by Mr. Weaver in unsolicited brokerage transactions. On August 24, 2007, Mr. Weaver sold an additional 50,000 shares of Common Stock beneficially owned by Mr. Weaver in unsolicited brokerage transactions.  Between August 29, 2007 and August 31, 2007, Mr. Weaver sold an additional 250,000 shares of Common Stock beneficially owned by Mr. Weaver in unsolicited brokerage transactions.

Between August 13 and August 17, 2007, Ralph A. Schmidt sold 500,000 shares of Common Stock beneficially owned by Mr. Schmidt in unsolicited brokerage transactions pursuant to a 10b5-1 plan entered into on August 13, 2007, as further described in Item 6 hereof. On August 21, 2007, Mr. Schmidt donated 60,000 shares of Common Stock beneficially owned by Mr. Schmidt to a charitable foundation, which shares were subsequently sold by that foundation.

On August 22, 2007, the Reporting Person donated 1,000,000 shares of Common Stock beneficially owned by the Reporting Person to a non-profit institution.

On March 19, 2009, Jeff A. Stevens donated 1,500,000 shares of Common Stock beneficially owned by Mr. Stevens to a charitable trust.

Except as disclosed herein and except that the Reporting Person may, from time to time or at any time, subject to market and general economic conditions, the requirements of federal or state securities laws and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by the Reporting Person to one or more purchasers, as of the date of this Schedule 13D, the Reporting Person has no plans or proposals which relate to or would result in any of the following actions:

•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Issuer;

•	any other material change in the Issuer’s business or corporate structure;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.

Depending on the factors described in the preceding paragraph, and other factors which may arise in the future, the Reporting Person may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Reporting Person may entertain discussions with, or make proposals to, the Issuer, to other stockholders of the Issuer or to third parties.”

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated by deleting the information contained therein and inserting the following:

“(a)           (i) The Reporting Person is the beneficial owner of 28,365,052 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and there being 68,344,704 shares of Common Stock outstanding as of March 13, 2009, constitutes 41.5% of the outstanding shares of Common Stock.  Of the shares indicated as beneficially owned by the Reporting Person, 785,314 shares are beneficially owned by WRCRC in which the Reporting Person holds a 97.3% interest, 19,277,914 are beneficially owned by FMILP in which the Reporting Person holds an 89.6% interest and 62,407 are restricted shares that will vest over three years from the date of grant and over which the Reporting Person has sole voting power.  The Reporting Person is the controlling stockholder and Chief Executive Officer of WRCRC and the sole stockholder and President of Franklin Mountain G.P., LLC, the General Partner of FMILP, and as such, may be deemed to have dispositive power over the shares owned by WRCRC and FMILP.  The Reporting Person is a party to a voting agreement with WRCRC, FMILP, Jeff A. Stevens, Ralph A. Schmidt and Scott D. Weaver pursuant to which he has the power to vote certain of the shares of the Issuer held by such parties.  The Reporting Person hereby disclaims the beneficial ownership of the shares of the Issuer that are subject to the Voting Agreement and held by Messrs. Stevens, Schmidt and Weaver, as well as the shares corresponding to their interests in WRCRC.

(ii) Mr. Stevens is the beneficial owner of 5,149,150 shares of Common Stock which, based on the calculations in Item 5(a)(i) above constitutes 7.5% of the outstanding shares of Common Stock.

(iii) Mr. Weaver is the beneficial owner of 1,544,363 shares of Common Stock which, based on the calculations in Item 5(a)(i) above constitutes 2.3% of the outstanding shares of Common Stock.

(iv) Mr. Schmidt is the beneficial owner of 1,464,756 shares of Common Stock which, based on the calculations in Item 5(a)(i) above constitutes 2.1% of the outstanding shares of Common Stock.

(v) FMILP is the beneficial owner of 19,277,914 shares of Common Stock which, based on the calculations in Item 5(a)(i) above constitutes 28.2% of the outstanding shares of Common Stock.

(vi) WRCRC is the beneficial owner of 807,302 shares of Common Stock which, based on the calculations in Item 5(a)(i) above constitutes 1.2% of the outstanding shares of Common Stock.

(b)           (i) The Reporting Person has sole voting power over 36,428,090 shares of Common Stock of the Issuer.  Of the shares indicated as beneficially owned by the Reporting Person in Item 5(a)(i) above, 62,407 are restricted shares which will vest over three years from the date of grant.  The Reporting Person has sole dispositive power over 8,239,417 shares and shared dispositive power over 20,063,228 shares, of which 785,314 shares are beneficially owned by WRCRC, in which the Reporting Person holds a 97.3% interest and 19,277,914 shares are beneficially owned by FMILP in which the Reporting Person holds an 89.6% interest. The Reporting Person is the controlling stockholder and Chief Executive Officer of WRCRC and the sole stockholder and President of Franklin Mountain G.P., LLC, the General Partner of FMILP, as such, may be deemed to have dispositive power over the shares owned by WRCRC and FMILP.  WRCRC is a Texas corporation and FMILP is a Texas limited partnership and the business address of each is 123 W. Mills Avenue, Suite 200, El Paso, Texas 79901.  During the past five years, neither WRCRC nor FMILP has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(ii) Of the shares indicated as beneficially owned by Jeff A. Stevens in Item 5(a)(ii) above, 48,565 shares are restricted shares over which Mr. Stevens has sole voting power and 14,134 shares are beneficially owned by WRCRC, in which Mr. Stevens has a 1.8% interest and over which shares Mr. Stevens has shared dispositive power.  Of the remaining 5,086,451 shares beneficially owned by Mr. Stevens, Mr. Stevens has sole voting and sole dispositive power over 1,633 shares, and Mr. Stevens has sole dispositive power and the Reporting Person has sole voting power over 5,084,818 shares pursuant to the Voting Agreement described in Item 4 herein.

(iii) Of the shares indicated as beneficially owned by Scott D. Weaver in Item 5(a)(iii) above, 31,253 shares are restricted shares which will vest over three years from the date of grant and over which shares Mr. Weaver has sole voting power and 3,927 shares are beneficially owned by WRCRC, in which Mr. Weaver holds a 0.5% interest and over which shares Mr. Weaver has shared dispositive power.  Of the remaining 1,509,183 shares beneficially owned by Mr. Weaver, Mr. Weaver has sole voting and sole dispositive power over 1,067 shares, and Paul L. Foster has sole voting power and Mr. Weaver has sole dispositive power over 1,508,116 shares.

(iv) Of the shares indicated as beneficially owned by Ralph A. Schmidt in Item 5(a)(iv) above, Mr. Schmidt has shared dispositive power for 3,927 of the shares which are beneficially owned by WRCRC, in which Mr. Schmidt holds a 0.5% interest and 7,208 shares are restricted shares that will vest over three years from the date of grant and over which shares Mr. Schmidt has sole voting power.  Of the remaining 1,453,621 shares beneficially owned by Mr. Schmidt, Mr. Schmidt has sole voting and sole dispositive power over 5,505 shares and Paul L. Foster has sole voting power and Mr. Schmidt has sole dispositive power over 1,448,116 shares.

(v) Of the shares indicated as beneficially owned by FMILP in Item 5(a)(v) above, FMILP has shared dispositive power over all of the shares.  The Reporting Person holds an 89.6% interest in FMILP and is the sole stockholder and President of Franklin Mountain, G.P., LLC, the General Partner of FMILP and as such, may be deemed to have dispositive power over all of its shares.  Pursuant to the Voting Agreement as described in Item 4 herein, the Reporting Person has sole voting power over the shares beneficially held by FMILP.

(vi) Of the shares indicated as beneficially owned by WRCRC in Item 5(a)(vi) above, WRCRC has shared dispositive power over all of the shares.  The Reporting Person holds a 97.3% interest in WRCRC and is the President, controlling stockholder and Chief Executive Officer of WRCRC and as such, may be deemed to have dispositive power over all of its shares.  Pursuant to the Voting Agreement as described in Item 4 herein, the Reporting Person has sole voting power over the shares beneficially held by WRCRC.

(c) Except as described in Item 4 of this Schedule 13D or elsewhere in this Schedule 13D, the Reporting Person, Jeff A. Stevens, Scott D. Weaver, Ralph A. Schmidt, FMILP and WRCRC have not effected any transactions in the Common Stock during the past 60 days.

(d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.”

Item 7. Material to Be Filed as Exhibits

Exhibit (b) to the Schedule 13D is hereby replaced with the following:

“(b) Amended and Restated Voting Agreement dated as of March 20, 2009, by and among the certain stockholders of Western Refining, Inc. listed on the signature pages thereto.”

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2009

/s/ Paul L. Foster
Paul L. Foster

EXHIBIT INDEX

Amended and Restated Voting Agreement dated as of March 20, 2009, by and among the certain stockholders of Western Refining, Inc. listed on the signature pages thereto.